THE WALKING COMPANY HOLDINGS, INC.
(formerly Big Dog Holdings, Inc.)
121 Gray Avenue
Santa Barbara, CA  93101

April 10, 2009
VIA EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.)

Registration Statement on Form S-1MEF

Filed September 26, 1997

File No. 333-36431

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Walking Company Holdings, Inc. (formerly Big Dog Holdings, Inc.) (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1MEF (File No. 333-36431), together with all exhibits thereto, initially filed on September 26, 1997 (the “Registration Statement”).

The Company no longer intends to proceed with the offering of securities to which the Registration Statement relates.  No securities have been sold in connection with the offering.  Accordingly, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Thank you for your assistance in this matter.  Please call me at (805) 963-8727 or Carrie Darling of Sheppard Mullin Richter & Hampton LLP, outside counsel to the Company, at (858) 720-7478 if you have any questions, or if I can be of any assistance.

Sincerely,

/s/ Anthony J. Wall

Executive Vice President and General Counsel